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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer signs USD 1.4 billion business jet deal with Flexjet, which becomes the Praetor Fleet Launch Customer

Las Vegas, Nevada, October 21, 2019 – Embraer announced today a purchase agreement with Flexjet, a global leader in private jet travel. The deal comprises a fleet of Embraer business jets, which includes the recently certified Praetor jets and the Phenom 300. The announcement was made during a press conference at the 2019 National Business Aviation Association’s Business Aviation Convention and Exhibition (NBAA-BACE), which is being held through October 24, in Las Vegas, Nevada.

Valued at up to USD 1.4 billion, at current list prices, this deal was included in the 2019 second quarter backlog, with deliveries starting in the fourth quarter of 2019. With this purchase agreement, Flexjet becomes Embraer’s Praetor Fleet Launch Customer.

“We are very grateful for Flexjet’s renewed commitment to Embraer through this new agreement, which reflects the growth and the strength of our partnership over the past 16 years and symbolizes our ongoing support for their journey ahead,” said Michael Amalfitano, President & CEO, Embraer Executive Jets. “Flexjet Owners will appreciate and enjoy a truly elevated customer experience in industry-leading aircraft, including the recently certified Praetor jets, which are different by design and disruptive by choice.”

The partnership between Embraer and Flexjet dates back to 2003, when Flight Options, which merged with Flexjet in 2015, became the first fractional ownership program to introduce the Legacy Executive jet into its fleet. Offering customers a large cabin experience at super-midsize economics allowed Flight Options to serve more customers even better than before, while also supporting the company’s growth via Embraer’s high utilization, reliable aircraft design.

“We are proud to introduce the Praetor jets to the fractional marketplace and make technologically advanced midsize and super-midsize aircraft available to Flexjet Owners,” said Michael Silvestro, Flexjet CEO. “This order also represents the longstanding trust we have in Embraer and in their enhanced commitment to support the growth of our programs and of our partnership with industry-leading business jets.”

Flight Options introduced the Phenom 300 into its fractional program in 2010, receiving Embraer’s 100th milestone Phenom 300 in 2012, the first year in which the aircraft became the best-selling light jet. For the seventh consecutive year, the Phenom 300 has been the most delivered light business jet, according to GAMA (General Aviation Manufacturers Association). Also according to GAMA data, the Phenom 300 was the only business jet to reach the mark of 500 deliveries in the last decade.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Flexjet became the first fractional provider to offer the Legacy 500, in September 2015. In fact, Flexjet took delivery of Embraer’s 1,000th executive jet, a Legacy 500, in April 2016. The Legacy 450 joined the Legacy 500 in Flexjet’s Red Label fleet in August of that year, and both models became the first fly-by-wire Flexjet aircraft, offering performance and capabilities of larger aircraft with midsize economics.

About the Praetor Jets

The Praetor 500 and the Praetor 600, both of which have received FAA, EASA and ANAC certifications less than one year after they were first announced at NBAA-BACE 2018, are the most technologically advanced aircraft in their categories. The Praetor 500 surpassed certification goals, achieving an intercontinental range of 3,340 nautical miles (6,186 km) with four passengers and NBAA IFR Reserves.The Praetor 500 is the farthest- and fastest-flying midsize jet, capable of true North America corner-to-corner, nonstop flights, such as Miami to Seattle or Los Angeles to New York. Its sibling, the Praetor 600, is the farthest-flying super-midsize jet in the world, capable of nonstop flights from Paris to New York or São Paulo to Miami. With four passengers and NBAA IFR Reserves, the Praetor 600 has intercontinental range of 4,018 nautical miles (7,441 km).

The Embraer DNA Design interior eloquently explores every dimension of the Praetor jets cabin, which feature a six-foot-tall, flat-floor cabin, stone flooring and a vacuum service lavatory, all in the same aircraft. The class-exclusive Turbulence Reduction technology and 5,800-foot cabin altitude, complemented by a whisper silent cabin, have set the highest standards in customer experience in both the midsize and super-midsize categories. The largest baggage compartment in the class is complemented by a generous wardrobe and a full vanity in the rear private lavatory.

Advanced technology throughout the cabin is also a trait of the Embraer DNA Design, beginning with the industry-exclusive Upper Tech Panel that displays flight information and offers cabin management features also available on personal devices through Honeywell Ovation Select. High-capacity, ultra high-speed connectivity for all aboard is available through Viasat’s Ka-band, with speeds of up to 16Mbps and video streaming capability, another industry-exclusive in midsize jets.

Follow us on Twitter: @Embraer

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About Flexjet

Flexjet first entered the fractional jet ownership market in 1995. Flexjet offers fractional jet ownership and leasing. Flexjet’s fractional aircraft program is the first in the world to be recognized as achieving the Air Charter Safety Foundation’s Industry Audit Standard, is the first and only company to be honored with 20 FAA Diamond Awards for Excellence, upholds an ARG/US Platinum Safety Rating and is IS-BAO compliant at Level 2. Flexjet’s fractional program fields an exclusive array of business aircraft—some of the youngest in the fractional jet industry, with an average age of approximately six years. In 2015, Flexjet introduced Red Label by Flexjet, which features the youngest fleet in the industry, flight crews dedicated to a single aircraft and the LXi Cabin Collection of interiors. To date there are more than 30 different interior designs across its fleet, which includes the Challenger 350, the Embraer Legacy 450, Global Express, the Gulfstream G450, G500 and G650, and the Aerion AS2 supersonic business jets. In addition, the overall jet collection includes the Embraer Phenom 300 and Bombardier Challenger 300. Flexjet is a member of the Directional Aviation family of companies. For more details on innovative programs and flexible offerings, visit https://www.flexjet.com or follow us on Twitter @Flexjet and on Instagram @FlexjetLLC.

Contact:
Nicholas Parmelee
The Hubbell Group, Inc.
216-406-5602 (mobile)
781-878-8882 (office)
nparmelee@hubbellgroup.com

About Embraer Executive Jets

Embraer is one of the world’s leading executive jet manufacturers, having entered the business aviation market in 2000 with the Legacy jet, which led to the launch of Embraer Executive Jets in 2005. Its portfolio, among the broadest in the market, consists of the entry-level Phenom 100EV and the light Phenom 300E jet, the medium cabin Legacy 450 and Legacy 500, the midsize Praetor 500 and super-midsize Praetor 600, the large Legacy 650E, and the ultra-large Lineage 1000E. Embraer Executive Jets’ global fleet exceeds 1,300 aircraft, which are in operation in more than 70 countries and are supported by the Company’s global Customer Support and Services network of over 70 owned and authorized service centers, complemented by a 24/7 Contact Center, at its headquarters, in Brazil. For more information, please visit executive.embraer.com.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About Embraer

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer